FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 5, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

ADAM & COMPANY PRIVATE BANKING BUSINESS

NatWest Group plc
5 September 2022

NatWest Group plc ("NatWest Group") announced on 17 March 2022 that a Petition had been presented to the Court of Session in Edinburgh (the "Court") seeking an order under Part VII of the Financial Services and Markets Act 2000 sanctioning a banking business transfer scheme (the "Scheme") for the transfer of the private banking (including execution-only dealing services and custody account services) and lending business carried on under the "Adam & Company" brand and trading name by The Royal Bank of Scotland plc, a public limited company incorporated in Scotland, to Coutts & Company, a private unlimited company incorporated in England and Wales. The Royal Bank of Scotland plc and Coutts & Company are both subsidiaries of NatWest Group.

NatWest Group is pleased to announce that the Court of Session approved the Scheme on 31 May 2022 and that the Scheme came into effect on 3 September 2022.

For Further Information contact:

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Legal Entity Identifier
NatWest Group plc	2138005O9XJIJN4JPN90
The Royal Bank of Scotland plc	549300WHU4EIHRP28H10
Coutts & Company	549300OLXJ4Y010LOT3

Date: 5 September 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary